EXHIBIT 17.2
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From: Tony Schweiger [mailto:ASchweiger@e-brilliance.com]
Sent: Thursday, April 17, 2008 11:01 AM
To: TED MYERS
Cc: WALKERC@pepperlaw.com; Semanick, Ron; Samuel Torrence; LEONARD YURKOVIC
Subject: Resignation

Ted

I've thought about our conversations and the differences of opinions on how to create long term shareholder value. While I understand your perspective, I continue to believe that the Company needs to take concurrent action and begin to explore appropriate actions/transactions that will provide both management and meaningful strategic direction. Regrettably, the Company continues to expend its cash on buying back stock and make decisions that are driven by the stock price rather than strategic action. Accordingly, I hereby resign from the Paragon Board effective immediately. I wish you and the Company well.


Tony